FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 13, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces receipt of a motion to approve a derivative claim”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 13, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES RECEIPT OF A MOTION TO
APPROVE A DERIVATIVE CLAIM

HERZLIYA, Israel, May 13, 2015 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) announces that further to its announcment dated October 27, 2014, it has been served with a motion to approve the filing of a derivative claim against the Company's controlling shareholder, directors and CEO and against certain former controlling shareholder and directors (the "Motion") and a copy of the derviative claim (the "Claim"), which were filed with the Centeral (Lod) District Court on May 12, 2015 by two purported shareholders of the Company (the “Applicants”).

The Claim alleges, among other things, a breach of fiduciary duties by the Company’s directors, officers and the Company's controlling shareholders, and an exploitation of a business opportunity by the Company's current and former controlling shareholder with respect to certain private placements of the Company's shares to the Company's controlling shareholder cunducted during 2008, 2011 and 2013. The Claim further allegeds, that such private placements constitute a prohibited distribution as the shares were issued for an unfair consideration. As a result of the above, the Applicants request the Court to require all the defendants to pay the Company an aggregate amount of approximately USD 41.9 million, as well as required the Company's controlling shareholder (current and former) to pay the Company approximately USD 2.8 plus interest. The Applicants further require reimbursement of expenses, legal fees and award to the Applicants.

At this preliminary stage, the Company is currently reviewing and evaluating the Motion and will submit its response accordingly.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.